New Issue Marketing Materials

$ [324,363,000]

J.P. Morgan Alternative Loan Trust-2006-A1

J.P. Morgan Acceptance Corporation I

Depositor

Wells Fargo Bank, N.A.

Master Servicer

J.P. Morgan Securities Inc.

Underwriter

Statistical information based upon information as of February 1, 2006.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-834-2499 (collect call) or by emailing Thomas Panagis at thomas.m.panagis@jpmorgan.com.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referenced in this communication in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued.

The information contained in this communication is subject to change, completion or amendment from time to time. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information may contain certain tables and other statistical analyses (the "Computational Materials") that have been prepared in reliance upon information furnished by the issuer, the preparation of which used numerous assumptions which may or may not be reflected herein.  As such, no assurance can be given as to the appropriateness of the Computational Materials for any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance.  These Computational Materials should not be construed as either projections or predictions. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the final underlying assets and the preliminary underlying assets used in preparing the Computational Materials. Neither JPMorgan nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments or losses on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY JPMORGAN AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN JPMORGAN).  JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE OFFERING TO WHICH THIS COMMUNICATION RELATES.

Copyright 2005 JPMorgan Chase & Co.  All rights reserved.  J.P. Morgan Securities Inc. (JPMSI), member NYSE and SIPC.  JPMorgan is the marketing name used by the specific legal entity or entities named in the attached materials.  Clients should contact analysts and execute transactions through a JPMorgan Chase & Co. subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.

                                                                                  MBS Trading Desk (212) 834-2499

Preliminary Term Sheet: Structural Summary

February 6, 2006

Bond Summary

$[324,363,000]

(Approximate, Subject to +/- 5% Variance)

J.P. Morgan Alternative Loan Trust

Mortgage Pass-Through Certificates, Series 2006-A1

Class(1)	Approximate Size ($)	Initial Coupon	Est.WAL (yrs.) To Call(2)	Pmt. Window (Mths.) To Call(2)	Approx. Initial C/E(3)	Approx. Targeted C/E(3)	Expected Ratings Moody’s/S&P(3)
1-A-1	273,403,000	1M LIBOR + [ ]	2.364	03/06 ~ 06/12	7.75%	15.50%	Aaa / AAA
1-A-2	30,379,000	1M LIBOR + [ ]	2.364	03/06 ~ 06/12	7.75%	15.50%	Aaa / AAA
1-M-1	9,385,000	1M LIBOR + [ ]	4.400	04/09 – 01/12	4.90%	9.80%	[Aa2] / [AA+]
1-M-2	6,421,000	1M LIBOR + [ ]	4.377	03/09 – 01/12	2.95%	5.90%	[A2] / [AA]
1-B-1	2,799,000	1M LIBOR + [ ]	4.331	03/09 – 01/12	2.10%	4.20%	[Baa2] / [A]
1-B-2	1,976,000	1M LIBOR + [ ]	4.143	03/09 – 01/12	1.50%	3.00%	[Baa3] / [BBB]

(1)

The classes listed hereby and described in this preliminary term sheet are the classes of certificates of J.P. Morgan Alternative Loan Trust, Mortgage Pass-Through Certificates, Series 2006-A1 that relate to a pool of mortgage loans that will be designated as “Pool 1.” No other classes of certificates related to the J.P. Morgan Alternative Loan Trust, Mortgage Pass-Through Certificates, Series 2006-A1 are described in this preliminary term sheet.

(2)

Weighted average life calculated at the pricing speed and to the date on which and the optional clean-up call is first eligible to be exercised, each as set forth in Summary of Terms below.

(3)

Ratings and Credit Enhancement Levels subject to change upon final confirmation from Moody’s and S&P.  Credit Enhancement Levels include the overcollateralization amount.

Weighted Average Lives and Principal Payment Windows at Various Prepayment Speeds with Exercise of Optional Clean-up Call.

	10% CPR		20% CPR		25% CPR
Class	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call
1-A-1	7.184	03/06 – 01/24	3.720	03/06 – 11/15	2.923	03/06 ~ 11/13
1-A-2	7.184	03/06 – 01/24	3.720	03/06 – 11/15	2.923	03/06 ~ 11/13
1-M-1	12.313	05/12 – 01/24	6.475	03/09 – 11/15	5.175	03/09 – 11/13
1-M-2	12.313	05/12 – 01/24	6.476	03/09 – 11/15	5.163	03/09 – 11/13
1-B-1	12.281	05/12 – 01/24	6.453	03/09 – 11/15	5.142	03/09 – 11/13
1-B-2	11.832	05/12 – 02/23	6.173	03/09 – 04/15	4.914	03/09 – 05/13

	30% CPR		40% CPR		50% CPR
Class	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call
1-A-1	2.364	03/06 ~ 06/12	1.617	03/06 ~ 07/10	1.157	03/06 ~ 06/09
1-A-2	2.364	03/06 ~ 06/12	1.617	03/06 ~ 07/10	1.157	03/06 ~ 06/09
1-M-1	4.400	04/09 – 06/12	3.707	06/09 – 07/10	3.319	06/09 – 06/09
1-M-2	4.377	03/09 – 01/12	3.593	05/09 – 07/10	3.319	06/09 – 06/09
1-B-1	4.331	03/09 – 06/12	3.517	04/09 – 07/10	3.281	05/09 – 06/09
1-B-2	4.143	03/09 – 01/12	3.386	03/09 – 04/10	3.185	04/09 – 05/09

Structure

Principal

•

Senior Certificates:

o

The Class 1-A-1 and Class 1-A-2 Certificates are Senior Certificates and will receive principal payments on a pro rata basis and will be entitled to all principal payments on each distribution date prior to the Step-Down Date and on and after any distribution date on which a Trigger Event is in effect, until these certificates have been paid in full.

o

For any distribution date on or after the Step-Down Date (unless a Trigger Event is in effect), these Senior Certificates will receive principal pro rata to their collective target credit enhancement level.

•

Mezzanine and Subordinate Certificates:

o

On each distribution date prior to the Step-Down Date and on and after any distribution date on which a Trigger Event is in effect, the Mezzanine and Subordinate Certificates will receive principal only in the event that the Senior Certificates have been paid in full on or prior to such date.

o

For any distribution date on or after the Step-Down Date (unless a Trigger Event is in effect), the Mezzanine and Subordinate Certificates will receive principal sequentially to their target credit enhancement level on the basis of their class distribution amount as calculated for the related Distribution Date.  The Class 1-M-1 and Class 1-M-2 Certificates are Mezzanine Classes and will have a higher priority than the Subordinate Classes.  Among the Mezzanine Classes, the Class 1-M-2 Certificates will be subordinate to the Class 1-M-1 Certificates.  The Class 1-B-1 and Class 1-B-2 Certificates are Subordinate Classes.  Among the Subordinate Classes, the Class 1-B-2 Certificates will be subordinate to the Class 1-B-1 Certificates.

Interest

•

Senior Certificates: For any distribution date, interest will accrue on the Senior Certificates at a rate of One-Month LIBOR plus a predetermined margin, subject to a cap equal to the weighted average of the net interest rates on the related mortgage loans (“the Net WAC Rate”).  These certificates will accrue interest on a  basis with 0 days delay.  Each class of Senior Certificates will be entitled to basis risk shortfalls resulting from application of the Net WAC Rate cap from amounts received in respect of the Yield Maintenance Agreement for the benefit of such class of certificates that will pay to the trust the product of (i) the excess of One-Month LIBOR over the Cap Strike Rate, subject to a ceiling, for the related distribution date and (ii) the Scheduled Notional Amount for the related distribution date and (iii) a fraction, the numerator of which is the actual number of days elapsed in the related accrual period and the denominator of which is 360.

•

Mezzanine and Subordinate Certificates: For any distribution date interest will accrue on Mezzanine and Subordinate Certificates at a rate of One-Month LIBOR plus a predetermined margin, subject to a cap equal to the Net WAC Rate.  These certificates will accrue interest on a  basis with 0 days delay.  Each class of Mezzanine and Subordinate Certificates will be entitled to basis risk shortfalls resulting from application of the Net WAC Rate cap from amounts received in respect of the Yield Maintenance Agreement for the benefit of such class of certificates that will pay to the trust the product of (i) the excess of One-Month LIBOR over the Cap Strike Rate, subject to a ceiling, for the related distribution date and (ii) the Scheduled Notional Amount of the related distribution date and (iii) a fraction, the numerator of which is the actual number of days elapsed in the related accrual period and the denominator of which is 360.

Subordination of Class M and B Certificates

Priority of Payment

The initial enhancement percentages take into account the initial overcollateralization (“O/C”) amount of approximately [4,940,029.55] or [1.50%] of the Cut-off Date balance of the collateral.

On or after the Step-Down Date (provided a Trigger Event is NOT in effect) the O/C amount will step-down to [3.00%] of the then current balance of the collateral, subject to an O/C floor of [0.50%] of the Cut-off Date collateral balance.

Class 1-A-1 and Class 1-A-2(1) [7.75%]

Order of Loss
Allocation

Any realized losses will be absorbed first by the Class CE Certificates by a reduction of amounts otherwise payable to such Certificates, then will reduce the O/C amount and finally, such realized losses will be allocated to the Subordinate, Mezzanine and Senior  Certificates, in reverse order of priority of distribution.  Any losses borne by the Senior Certificates will be first allocated to the Class 1-A-2 Certificates until its balance is reduced to zero, then to the Class 1-A-1 certificates.

Class 1-M-1 [4.90%]
Class 1-M-2 [2.95%]
Class 1-B-1 [2.10%]
Class 1-B-2 [1.50%]

Overcollateralization

Initial: [1.50%] of Cut-off Date mortgage loan balance.

On or after the Step-Down Date (provided a Trigger Event is not in effect): [3.00%] of the then current collateral balance, subject to a floor of [0.50%] of the Cut-off Date collateral balance.

Excess Spread Excess spread, if any, will be distributed to the Class CE Certificates.

 (1)  Class 1-A-1 and Class 1-A-2 Certificates share preferential right to receive interest over the Mezzanine and Subordinate Certificates

Trigger Event:

A Trigger Event is in effect with respect to any distribution date on or after the Step-Down Date if either (i) the percentage obtained by dividing the (x) current principal balance of the mortgage loans that are 60 days or more delinquent or REO or in bankruptcy or in foreclosure as of the last day of the prior calendar month by (y) the collateral balance as of the last day of the prior calendar month, is greater than [40%] of the senior enhancement percentage for the related distribution date or if (ii) the cumulative realized loss on the collateral exceeds the percentage set forth in the following table:

Range of Distribution Dates	Percentage
[March 2008] – [February 2009]	[0.20%*]
[March 2009] – [February 2010]	[0.50%*]
[March 2010] – [February 2011]	[0.90%*]
[March 2011] and thereafter	[1.20%]

* The percentages indicated are the percentages applicable for the first distribution date in the corresponding range of distribution dates.  The percentage for each succeeding distribution date in the range increases incrementally by 1/12th of the positive difference between the percentage applicable to the first distribution date in that range and the first distribution date in the succeeding range.

Summary of Terms

Issuing Entity:	J.P. Morgan Alternative Loan Trust 2006-A1
Offered Certificates:

Class 1-A-1, Class 1-A-2, 1-M-1, Class 1-M-2, 1-B-1, and Class 1-B-2 Certificates are the “Offered Certificates”.  In addition to the Offered Certificates, the trust fund will issue a class of private classes of certificates, the Class CE Certificates.

Senior Certificates:

Class 1-A-1, Class 1-A-2.

Mezzanine Certificates:

Class 1-M-1, Class 1-M-2.

Subordinate Certificates:

Class 1-B-1, Class 1-B-2.

LIBOR Certificates:

Class 1-A-1, Class 1-A-2, 1-M-1, Class 1-M-2, 1-B-1, Class 1-B-2.

Pool 1 Certificates:

Class 1-A-1, Class 1-A-2, 1-M-1, Class 1-M-2, 1-B-1, Class 1-B-2.

Lead Underwriter:	J.P. Morgan Securities, Inc.
Seller:	J.P. Morgan Mortgage Acquisition Corp.
Depositor:	J.P. Morgan Acceptance Corporation I.
Trustee:	U.S. Bank National Association.
Master Servicer:	Wells Fargo Bank, N.A. (the “Master Servicer”).
Servicers:	J.P. Morgan Chase Bank, National Association, Washington Mutual Bank, and PHH Mortgage Corporation.
Custodian:	JPMorgan Chase Bank, N.A.
Cut-off Date:	February 1, 2006.
Expected Closing Date:	February 28, 2006.
Optional Clean-Up Call

The Clean-Up Call option may be exercised on the first distribution date on which the current balance of the collateral in pool 1 reaches 10% of its Cut-off Date balance and on each distribution date thereafter.

Pricing Prepayment Speed:	30% Constant Prepayment Speed (“CPR”).
Step-Down Date:	The distribution date in March 2009.
Trigger Event:	A Trigger Event will be in effect if the conditions in the table on page 7 of this Term Sheet are met.
Cap Strike Rate	With respect to any class of SENIOR, Mezzanine or Subordinate Certificates and any distribution date, the rate specified in the related Yield Maintenance Agreement for such distribution date.
Scheduled Notional Amount

With respect to any class of SENIOR, Mezzanine or Subordinate Certificates and any distribution date, the notional amount specified in the related Yield Maintenance Agreement for such distribution date.

Yield Maintenance Agreement	Any of the six derivative agreements (one related to each class of Senior, Mezzanine and Subordinate Certificates) between the trust and the counterparty.
Distribution Date:	25th day of each month (or the next business day), commencing in March 2006.